EXHIBIT 3.(i)

NOV 22 '91 12:38 C T CORPORATION

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 02:00 PM 11/22/1991
731326013 - 2279834

BK1219PG0614

CERTIFICATE OF INCORPORATION

OF

K Med Centers, Inc.

--ooOoo--

1.   The name of the corporation is

K Med Centers, Inc.

2.   The address of its registered office in the State of Delaware is Corporation Trust Center No. 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is THE CORPORATION TRUST COMPANY.

3.   The nature of the business or purposes to be conducted or promoted is:

To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4.   The total number of shares of stock which the corporation shall have authority to issue is Forty Million (40,000,000) of which stock Twenty Million (20,000,000) shares of the par value of Ten Cents ($.10) each, amounting in the aggregate to Two Million Dollars ($2,000,000.00) shall be common stock and of which Twenty Million (20,000,000) shares of the par value of Ten Cents ($.10)

each, amounting in the aggregate to Two Million Dollars ($2,000,000.00) shall be preferred stock.

The designations and the powers, preferences and rights, and the qualifications, limitations or restrictions thereof are as follows:

The preferences of the Preferred Shares shall be fixed by the Board of Directors.

The corporation shall reserve the right to increase or decrease the amount of the authorized stock of any class or classes of stock by the affirmative vote of the holders of a majority of the stock entitled to vote.

5A. The name and mailing address of each incorporator is as follows:

NAME	MAILING ADDRESS
V. A. Brookens	Corporation Trust Center 1209 Orange Street Wilmington, Delaware 19801
M. C. Kinnamon	Corporation Trust Center 1209 Orange Street Wilmington, Delaware 19801
T. L. Ford	Corporation Trust Center 1209 Orange Street Wilmington, Delaware 19801

5B. The name and mailing address of each person, who is to serve as a director until the first annual meeting of the stockholders or until a successor is elected and qualified, is as follows:

NAME	MAILING ADDRESS
Sarkis J. Kechejian	421 East Airport Freeway Irving, Texas 75062

2

6. The corporation is to have perpetual existence.

7. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

To make, alter or repeal the By-Laws of the corporation.

8. Elections of directors need not be by written ballot unless the By-Laws of the corporation shall so provide.

Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the corporation.

9. The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

10. A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii)

3

for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit.

WE THE UNDERSIGNED, being each of the in- corporators hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, hereby declaring and certifying this is our act and deed and the facts herein stated are true, and accordingly have hereunto set our hands this 22nd day of November , 1991.



_____
V. A. Brookens

_____
M. C. Kinnamon

_____
T. L. Ford

4





EXHIBIT 3A

081419

BK 1219 PG 0613

PAGE 1

State of Delaware

Office of Secretary of State

I, MICHAEL HARKINS, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "K MED CENTERS, INC." FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF NOVEMBER, A.D. 1991, AT 2 O'CLOCK P.M.

* * * * * * * * * *

RECEIVED

91 NOV 25 P12:50.5

DEPARTMENT OF STATE OFFICE OF THE SECRETARY OF STATE 1835 1793 1970 DELAWARE

Michael Harkins, Secretary of State

731326013

AUTHENTICATION: *3246200

DATE: 11/22/1991

5 | 83387

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

*****

K Med Center, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, by the unanimous written consent of its members, filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

RESOLVED, that the Certificate of Incorporation of K Med Centers, Inc. be amended by changing the first Article thereof so that, as amended, said Article shall be and read as follows:

1. The name of the corporation is **Cabre Corp** .

SECOND: That in lieu of a meeting and vote of stockholders, the stockholders have given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware and written notice of the adoption of the amendment has been given as provided in Section 228 of the General Corporation Law of the State of Delaware to every stockholder entitled to such notice.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said K Med Centers, Inc. has caused this certificate to be signed by Gary W. Havener, its President and attested by Gary L. Skaggs, its Secretary this 7 day of May, 1992.

K Med Centers, Inc.

By: [signature]
Gary W. Havener, President

ATTEST:

By: [signature]
Gary L. Skaggs, Secretary

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
****

Cabre Corp, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, by the unanimous written consent of its members, filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

RESOLVED, that the Certificate of Incorporation of Cabre Corp be amended by changing the fourth Article thereof so that, as amended, said Article shall be and read as follows:

4. The total number of shares of stock which the corporation shall have authority to issue is Sixty Million (60,000,000) of which stock Forty Million (40,000,000) shares of the par value of Ten Cents ($.10) each, amounting in the aggregate to Four Million Dollars ($4,000,000.00) shall be common stock and of which Twenty Million (20,000,000) shares of the par value of Ten Cents ($.10) each, amounting in the aggregate to Two Million Dollars ($2,000,000.00) shall be preferred stock.

The designations and the powers, preferences and rights and the qualifications, limitations or restrictions thereof are as follows:

The preferences of the Preferred Shares shall be fixed by the Board of Directors.

The corporation shall reserve the right to increase or decrease the amount of the authorized stock of any class or classes of stock by the affirmative vote of the holders of a majority of the stock entitled to vote.





SECOND: That in lieu of a meeting and vote of stockholders, the stockholders have given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware and written notice of the adoption of the amendment has been given as provided in Section 228 of the General Corporation Law of the State of Delaware to every stockholder entitled to such notice.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Cabre Corp has caused this certificate to be signed by Gary W. Havener, its President and attested by Gary Skaggs, its Secretary this 21 day of August, 1992.

Cabre Corp

By: Gary W. Havener

Gary W. Havener, President

ATTEST:

By: Gary L. Skaggs

Gary L. Skaggs, Secretary

CERTIFICATE OF AMENDMENT
CABRE CORPORATION
PAGE 2
CABCERAM.DOC



State of Delaware

Office of Secretary of State

I, MICHAEL RATCHFORD, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "CABRE CORP." FILED IN

THIS OFFICE ON THE TWENTY-EIGHTH DAY OF AUGUST, A.D. 1992, AT

11:30 O'CLOCK A.M.

A CERTIFIED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO

NEW CASTLE COUNTY RECORDER OF DEEDS   FOR RECORDING.

* * * * * * * * *



732241010

Michael Ratchford, **Secretary of State**

AUTHENTICATION: *3573962

DATE: 08/28/1992

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
****

Cabre Corp, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, by the unanimous written consent of its members, filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

RESOLVED, that the Certificate of Incorporation of Cabre Corp be amended by changing the fourth Article thereof so that, as amended, said Article shall be and read as follows:

4. The total number of shares of stock which the corporation shall have authority to issue is Eight Million (8,000,000) of which stock Six Million (6,000,000) shares of the par value of Two Dollars ($2.00) each, amounting in the aggregate to Twelve Million Dollars ($12,000,000) shall be common stock and of which Two Million (2,000,000) shares of the par value of Two Dollars ($2.00) each, amounting in the aggregate to Four Million Dollars ($4,000,000) shall be preferred stock.

The designations and the powers, preferences and rights and the qualifications, limitations or restrictions of the preferred stock shall be as fixed by the Board of Directors.

The corporation shall reserve the right to increase or decrease the amount of the authorized stock of any class or classes of stock by the affirmative vote of the holders of a majority of the stock entitled to vote.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statue were voted in favor of the amendment.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Cabre Corp has caused this certificate to be signed by Gary W. Havener, its President and attested by Gary L. Skaggs, its Secretary this 15th day of June, 1994.

Cabre Corp

By: Gary W. Havener
Gary W. Havener, President

ATTEST:

By: Gary L. Skaggs
Gary L. Skaggs, Secretary



State of Delaware

Office of the Secretary of State

I, WILLIAM T. QUILLEN, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "CABRE CORP.", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF JUNE, A.D. 1994, AT 3 O'CLOCK P.M.

A CERTIFIED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS FOR RECORDING.

William T. Quillen

William T. Quillen, Secretary of State

2279834 8100

944112913

AUTHENTICATION: 7156779

DATE: 06-21-94

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

Cabre Corp, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

RESOLVED, that the Certificate of Incorporation of Cabre Corp be amended by changing the first Article thereof so that, as amended, said Article shall be and read as follows:

1. The name of the corporation is Antenna Products, Inc.

SECOND: That in lieu of a meeting and vote of stockholders, the stockholders have given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware and written notice of the adoption of the amendment has been given as provided in Section 228 of the General Corporation Law of the State of Delaware to every stockholder entitled to such notice.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 and 228 of the General Corporation Law of the State of Delaware.

CERTIFICATE OF AMENDMENT
CABRE CORPORATION
PAGE PAGE 1
CABCERAM.DOC

IN WITNESS WHEREOF, said Cabre Corp has caused this certificate to be signed by Gary W. Havener, its President and attested by Clark D. Wraight its Secretary this __8__ day of January, 1998.

Cabre Corp

By: _~~Gary W. Havener~~_
Gary W. Havener, President

ATTEST:

By: _~~Clark D. Wraight~~_
Clark D. Wraight, Secretary

CERTIFICATE OF AMENDMENT
CABRE CORPORATION
PAGE PAGE 1
CABCERAM.DOC

State of Delaware
Office of the Secretary of State

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "CABRE CORP.", CHANGING ITS NAME FROM "CABRE CORP." TO "ANTENNA PRODUCTS, INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF JANUARY, A.D. 1998, AT 9 O'CLOCK A.M.



Edward J. Freel, Secretary of State

2279834 8100

981038007

AUTHENTICATION: 8894059

DATE: 01-30-98

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

Antenna Products, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

RESOLVED, that the Certificate of Incorporation of Antenna Products, Inc. be amended by changing the fourth Article thereof so that, as amended, said Article shall be and read as follows:

4. The total number of shares of stock which the corporation shall have authority to issue is Eight Million (8,000,000) of which stock Six Million (6,000,000) shares of the par value of One cent ($0.01) each, amounting in the aggregate to Sixty Thousand Dollars ($60,000) shall be common stock and of which Two Million (2,000,000) shares of the par value of One Dollar ($1.00) each, amounting in the aggregate to Two Million Dollars ($2,000,000) shall be preferred stock.

    The designations and the powers, preferences and rights and the qualifications, limitations or restrictions of the preferred stock shall be as fixed by the Board of Directors.



The corporation reserves the right to increase or decrease the amount of the authorized stock of any class or classes of stock by the affirmative vote of the holders of a majority of the stock entitled to vote.

SECOND: That in lieu of a meeting and vote of stockholders, the stockholders have given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware and written notice of the adoption of the amendment has been given as provided in Section 228 of the General Corporation Law of the State of Delaware to every stockholder entitled to such notice.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Antenna Products, Inc. has caused this certificate to be signed by Gary W. Havener, its President and attested by Clark D. Wraight its Secretary this 20 day of April, 1998.

Antenna Products, Inc.

By: Gary W. Havener
Gary W. Havener, President

ATTEST:

By: Clark D. Wraight
Clark D. Wraight, Secretary

CERTIFICATE OF AMENDMENT
ANTENNA PRODUCTS, INC.
PAGE 2
CERTOFAMENDMENT.DOC

State of Delaware

Office of the Secretary of State

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "ANTENNA PRODUCTS, INC.", FILED IN THIS OFFICE ON THE FIRST DAY OF MAY, A.D. 1998, AT 10 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Edward J. Freel, Secretary of State

2279834   8100

981167607

AUTHENTICATION: 9060087

DATE: 05-04-98



STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 03/08/2001
010116454 – 2279834

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

Antenna Products, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

RESOLVED, that the Certificate of Incorporation of Antenna Products, Inc. be amended by changing the first Article thereof so that, as amended, said Article shall be and read as follows:

1. The name of the corporation is **PHAZAR CORP**.

SECOND: That in lieu of a meeting and vote of stockholders, the stockholders have given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware and written notice of the adoption of the amendment has been given as provided in Section 228 of the General Corporation Law of the State of Delaware to every stockholder entitled to such notice.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 and 228 of the General Corporation Law of the State of Delaware.

FOURTH: That the aforesaid amendment shall be effective upon filing.

IN WITNESS WHEREOF, said Antenna Products, Inc. has caused this certificate to be signed by Gary W. Havener, its President and attested by Clark D. Wraight its Secretary this 2nd day of February, 2001.

ANTENNA PRODUCTS, INC.

By: Gary W. Havener

Gary W. Havener, President

ATTEST:

By: Clark D. Wraight

Clark D. Wraight, Secretary

State of Delaware

Office of the Secretary of State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "ANTENNA PRODUCTS, INC.", CHANGING ITS NAME FROM "ANTENNA PRODUCTS, INC." TO "PHAZAR CORP.", FILED IN THIS OFFICE ON THE EIGHTH DAY OF MARCH, A.D. 2001, AT 9 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor
Harriet Smith Windsor, Secretary of State

2279834 8100

010116454

AUTHENTICATION: 1012686

DATE: 03-09-01